

August 18, 2021

Jennifer Mazin
General Counsel and Corporate Secretary
Brookfield Renewable Corp
250 Vesey Street, 15th Floor
New York, New York 10281-1023

> **Re: Brookfield Renewable Corp**
> **Brookfield Renewable Partners L.P.**
> **Registration Statement on Form F-3**
> **Filed August 11, 2021**
> **File No. 333-258728**

Dear Ms. Mazin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mile Kurta